EXHIBIT 3

Time Warner Position Paper (9/12/2005)

Icahn Partners LP, Icahn Partners Master Fund LP, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC and S.A.C. Capital Associates, LLC (collectively with certain of their respective affiliates, the “Icahn Group”) are recommending that Time Warner’s (“TWX”) management immediately, at a minimum, undertake the following steps : (i) begin the process for a 100% spin-off of Time Warner Cable (“TWC”) and (ii) initiate a dutch auction tender process for approximately $20 billion of TWX shares.  We think these actions will immediately narrow the gap between the current market price of $17.85 (as of 9/2/05) and the true value of the assets which we estimate could be as high as $26-$28 per share.  Management has offered several reasons for not completely separating cable and buying back shares aggressively, choosing instead to offer just 16% of TWC stock and repurchase only $5 billion of TWX shares over 2 years.  We reject management’s arguments against separation and challenge management’s capital return plan as a weak attempt to silence growing investor criticism.  TWX management and its board of directors should allow shareholders, the true owners of the company, to decide how the value of these world-class assets should be realized. Based on today’s TWX share valuation, we believe that the best investment the company can make at this time is to repurchase its own stock.

Summary

TWX stock’s price has been a consistent underperformer since the AOL transaction was completed in 2001.  Despite a generally commendable job by the managers of individual business units, the stock price of this great company has continued to underperform the market.  At a price of $17.85 per share (as of 9/2/05), TWX’s stock is down 6% since Mr. Parsons became CEO of the company on May 16, 2002, at which point TWX shares were trading at $18.95.

The Icahn Group and TWX management agree that TWX shares are undervalued and trade at a discount to the inherent value of TWX’s unique assets. This belief is shared by most large institutional holders of TWX stock, most leading Wall Street media analysts and indeed, Mr. Parsons has indicated his agreement as well.  The Icahn Group has prepared this position paper in an effort to articulate its views as to (i) why TWX common shares trade at a discount to inherent value and (ii) the immediate actions that TWX should take to attempt to eliminate or sharply reduce this discount.

THIS REPORT IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS REPORT. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE ICAHN GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO TIME WARNER INC. (THE “ISSUER”). CERTAIN FINANCIAL DATA HAS BEEN DERIVED FROM FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) BY THE ISSUER AND CERTAIN COMPARABLE COMPANIES. INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED FROM THIRD PARTIES IS USED WITHOUT ANY EXPRESS CONSENT OF SUCH THIRD PARTIES AND SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH PERSONS FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT SUCH SEC FILING DATA OR THIRD PARTY DATA IS ACCURATE. THE ICAHN GROUP SHALL NOT BE HELD LIABLE FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR THIRD PARTY REPORT. THERE IS NO GUARANTEE THAT ANY TARGET PRICES FOR SECURITIES OF THE ISSUER MENTIONED HEREIN WILL BE MET OR THAT PREDICTED BUSINESS RESULTS FOR THE ISSUER WILL BE MET. THIS REPORT DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. UNDER NO CIRCUMSTANCES IS THIS REPORT TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. MEMBERS OF THE ICAHN GROUP CURRENTLY HOLD OPTIONS AND SHARES OF COMMON STOCK REPRESENTING AN AGGREGATE BENEFICIAL OWNERSHIP OF, IN THE AGGREGATE, APPROXIMATELY 2.6% OF THE OUTSTANDING COMMON STOCK OF THE ISSUER. ONE OR MORE MEMBERS OF THE ICAHN GROUP MAY FROM TIME TO TIME SELL ALL OR A PORTION OF THEIR SHARES IN THE OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS, BY TENDER OFFER, OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. THE MEMBERS OF THE ICAHN GROUP ALSO RESERVE THE RIGHT TO TAKE SUCH ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE ISSUER AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH THE ISSUER AND OTHER INVESTORS,

CONDUCTING A PROXY SOLICITATION, OR OTHER ACTIONS. MEMBERS OF THE ICAHN GROUP RESERVE THE RIGHT TO CHANGE THEIR OPINIONS REGARDING THE ISSUER AT ANY POINT IN TIME AS THEY DEEM NECESSARY. THE ICAHN GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, FRANKLIN MUTUAL ADVISERS, LLC, JANA PARTNERS LLC, JANA MASTER FUND, LTD., S.A.C. CAPITAL ADVISORS, LLC, S.A.C. CAPITAL ASSOCIATES, LLC AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF TIME WARNER INC. FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF TIME WARNER INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 HERETO.

Time Warner Overview

Time Warner is the world’s largest diversified media company with a market value of approximately $80 billion. According to Morgan Stanley estimates, pro forma for the pending Adelphia transaction, TWX is estimated to achieve $46 billion of sales and $11.5 billion in EBITDA for 2005. Over the last five years, TWX shares are down 70%; meanwhile, TWX sales are up 27% and TWX EBITDA has increased by 28% during this time period (up 34% and 43%, respectively excluding AOL).

Time Warner’s unique and diversified media assets are unmatched.  Time Warner Cable manages over 14 million subscribers, with 85% of its subscribers in its top five markets, including large market shares in NYC, LA, Philadelphia, Dallas and Houston. 100% of its network (ex-Adelphia) has been upgraded to offer digital video, high speed internet and telephony. Time Warner’s traditional content assets speak for themselves. Filmed Entertainment assets include Warner Bros and New Line, collectively with a library of ~ 7,000 theatrical releases and ~54,000 television titles. Cable network assets include HBO, Cinemax, CNN, TBS, TNT, Cartoon Network and Court TV. Publishing assets include Time, Sports Illustrated, People, Fortune, Entertainment Weekly, and many more as well as Warner Books and Little Brown & Co. AOL provides Time Warner with a strong new media and internet platform. In addition to its 27 million subscribers (incl. Europe), AOL owns leading web sites such as Moviefone and Mapquest and attracts 260 million unique users per year, the third most of any network. This traffic provides tremendous opportunity to benefit from rapid increases in internet advertising and paid search.

Despite superior assets, Time Warner currently trades at a discount to its pure play comparables. After separating out Time Warner Cable and its related net debt at a valuation of $3,631 per subscriber or 9.0 times 2006 EBITDA (see below for discussion of TWC valuation), the remaining Time Warner assets are currently trading at approximately 15.7 times Free Cash Flow per share (7.6 times 2006 EBITDA) and have Net Debt to EBITDA of approximately 1.2 times.  This valuation represents a significant discount to: (i) comparable pure play content assets, (ii) private market valuations for comparable assets and (iii) the inherent earnings power and cash flow growth of these assets.

We believe the discount between TWX’s current share valuation and intrinsic value is a result of the following factors:

•                  Conglomerate structure obfuscates value and complicates investment thesis – The combination of Time Warner’s traditional content assets (Warner Bros, New Line, Turner Networks, HBO, Time Inc.), new media assets (AOL) and distribution assets (Time Warner Cable) present an overly-complicated investment decision.  An investor deciding to take a position in Time Warner stock is required to understand and have a constructive view on the prospects for cable, content and the internet.  Although each of TWX’s assets is unique and provides attractive investment opportunities, the dynamics of cable and content assets are such that in many cases, they would appeal to different types of investors.  Cable assets provide access to the home and opportunity for ARPU (average revenue per user) growth but are capital intensive and face competition from new technologies and new market participants.  Content assets provide steady, mature cash flows with negligible capital requirements. Increasingly, content assets are being valued as a multiple of free cash flow per share while cable assets are typically valued on a per subscriber basis or a multiple of EBITDA.  Furthermore, the combination of content and cable yields little in the form of synergy for Time Warner, calling into question the justification for combining the assets in the first place and incurring greater than $400 million per year in corporate overhead expense.  It is clear that the market does not perceive any value from synergy based on the discount assigned to consolidated TWX.

•                  Inefficient capital structure – Much of the debt in TWX’s capital structure is related to the cable assets and the acquisition of Adelphia.  Excluding Time Warner Cable, the remaining assets at TWX are leveraged less than 1.2x Net Debt/EBITDA, an inappropriate capital structure for such mature, steady, cash-producing assets.  Due to the high cash flow conversion rate achieved by these non-capital intensive businesses and tax benefits at TWX, the company would have no debt in less than 2 years.  The result of this low leverage is an inefficient weighted average cost of capital and reduced Free Cash Flow per share growth for TWX.

•                  Lack of adequate capital return to shareholders –While other large media companies (News Corp., Disney and Viacom) have aggressively returned capital to shareholders through dividends and share repurchase plans, TWX has until recently not paid dividends or bought back stock. We feel the recent $.05 dividend and 2 year, $5 billion stock repurchase plan is not sufficient. Given management’s and investors’ view that TWX trades at a discount to its asset value, that recent private market asset valuations in media have been much higher than public market valuations, and that TWX’s historic returns on invested capital are low, there can be no better investment at this point in the cycle than for TWX to repurchase shares. A strong commitment by management to return capital to shareholders quickly is required to eliminate the valuation disconnect between TWX’s share valuation and its asset valuation.

•                  Overhang from AOL merger and government investigations and lawsuits – The dramatic decline in shareholder value resulting from the AOL merger and the subsequent investigations and lawsuits have undoubtedly cast a shadow over TWX’s stock price for some time. We feel these issues are mostly in the past and no longer prevent investors from buying TWX stock, and thus feel the aforementioned issues are much more significant. TWX management’s slow pace in addressing the inevitable decline in AOL narrow band subscribers and transitioning to an ad-driven portal model has also caused investors to assign a discounted value to AOL.

We believe that this valuation disparity can be and should be eliminated through value enhancing actions including the complete separation of Time Warner Cable and an immediate $20 billion stock buyback program. By separating cable, current TWX shareholders can choose to own a pure play cable company, a world class content company with a significant online presence, or some ratio of each.  We believe that allowing investors to own the assets they want should maximize the valuation of each asset and the repurchase of shares at a discount to inherent value should create value for TWX and accelerate free cash flow per share growth. While TWX management has directed lip service towards these actions and taken an overly deliberate and slow path, we believe it is now time for action. It is clear to the Icahn Group that management’s slow pace of change has negatively affected the value of TWX’s shares despite strong performance at most of its business units.

Separation of Time Warner Cable

Overview

The decision to separate Time Warner Cable does not depend on the question of whether TWC is a good asset or investment. As an aside, this group believes that TWC is a very good asset which is well run and would be an attractive standalone investment.  Rather, the decision to pursue a spin-off depends on whether TWC yields more value as a part of TWX or as a freely-traded large cap public company.  Based on comparable company valuation statistics, we believe that the enterprise value of a standalone TWC would be in excess of $48 billion.  The following table details today’s implied market value of TWX’s content businesses pro-forma for the separation of TW cable at $3,631 per subscriber (see below for discussion of TWC subscriber value)

Capital structure

						Resultant
		TW whole		TW cable		TW ex cable
	Share price	$17.85
x	Shares outstanding	4,607
=	Equity value	82,234		27,454		54,779

+	Debt	33,575		15,996		17,579
+	Minority interest	5,229		5,229		—
-	Cash	8,682		—		8,682
-	Inv/Hidden Assets/Tax	6,000		—		6,000
=	Enterprise value	106,356		48,679		57,676

	Net debt to EBITDA	1.9	x	3.1	x	1.2	x

	EV to EBITDA	8.3	x	9.0	x	7.6	x

Notes: EV to EBITDA represents 2006E EBITDA. All values pro-forma for Adelphia. EV includes equity value of cable JV’s. Inv/Hidden Assets/Taxes include: NOL’s, CourtTV, Time Warner Telecom, Atlanta Braves, WB Network

We believe that TWC would trade very well as a separate company due to its attractive mix of markets and likely above market growth and margin expansion over the next few years as the Adelphia assets are integrated.  Additionally, the company’s subscribers are highly clustered, with over 85% of subscribers in the top 5 markets and the business has performed well, generating over 11% annual ARPU growth over the last 5 years.  TWC has made significant capital investments in its network, which are almost 100% upgraded to 750Mhz or greater (ex Adelphia - 85% of Adelphia homes are upgraded to >750Mhz).  In terms of valuation, we think TWC should trade at an enterprise value of $3,631 per subscriber.  We arrive at this valuation through a combination of comparable company analysis and by performing a discounted cash flow analysis of a representative TWC subscriber.  This value is at a significant discount to the per subscriber values of the recent going-private transactions of Cablevision (proposed at $4,461) and Cox (completed at $3,903) and is slightly higher than Comcast’s per subscriber value of $3,435.  In comparison to Comcast, we believe that TWC should trade at a premium for the following reasons: (i) TWC should deliver higher revenue and margin growth as the Adelphia systems are integrated; (ii) TWC’s network is 100% digitally upgraded to greater than 750Mhz versus 75% for Comcast; (iii) TWC is capable of offering telephone service to 100% of its subscribers versus only 37% for Comcast, and not surprisingly, has higher penetration rates of phone service and; (iv) TWC has been more aggressive in rolling out other high margin technologies such as DVR’s. Using $3,631 per subscriber, we arrive at an enterprise value for TWC standalone of greater than $48 billion (pro-forma for closing of the Adelphia acquisition and including the equity value of the joint-venture subs).

Cable comparables

	Valuation metrics			Operating metrics
	EV / subscriber	EV / EBITDA 06		ARPU ($)	Basic %	Digital %	Data %	Telephony %
Time Warner Cable	$3,631	9.0	x	$83.70	56%	46%	45%	10%
Comcast	$3,505	8.1	x	$81.87	52%	44%	40%	6%
Charter	$3,425	9.7	x	$72.88	48%	47%	37%	1%
Cox	$3,903	8.3	x	$91.92	59%	43%	50%	27%
Cablevision	$4,461	9.3	x	$96.79	68%	65%	54%	22%

TWC equity value owned by TWX

	Subscribers (M)	12.9
x	EV / subscriber	$3,631
=	Enterprise value	$46,840
+	Equity in JV’s	$1,840
-	net debt	$15,996
=	Equity value	$32,684
x	% ownership	84%
=	Equity value to TW	$27,454

TWC subscriber DCF valuation assumptions

	Per sub	Assumption	Amount
ARPU (monthly)	$77.55	06-10 CAGR	7.8%
EBITDA (annual)	$340	07 margin %	40.0%
Capex (annual)	$180	07 capex/sub	$180
WACC %			8.5%
Perpetuity FCF %			2.5%
Tax rate %			35.0%

*Note: Per sub values are 2005 estimates, pro forma for Adelphia transaction. ARPU lower than TWC standalone due to Adelphia subs

The dynamics of the cable industry are likely to change in the near future as the level of competition is expected to ramp up significantly.  Cable companies are aggressively entering the phone market with the introduction of VoIP and RBOC’s are likely to enter the video market in the 2007-2008 timeframe.  While we are optimistic about TWC’s ability to compete and continue to grow, these effects are distinct and apart from the dynamics of the content industry.  We argue that TWC should be a separate company so that it will have increased flexibility to meet these challenges head-on.  Mr. Parsons acknowledged this on a 3/1/05 webcast:

“..cable companies are not going to be cable companies, they are going to be telecommunications companies and will have to look like and compete with other telecommunications companies, and have a complexity of balance sheet and financial structure that is very different from a content company…our cable company could both grow more effectively and compete more effectively if it had its own financial house that it lived in and from the content side, as long as we had the right relationship to that separate balance sheet through ownership or whatever, the other advantages…of owning distribution could be obtained”

While we agree with much of what Mr. Parsons said, we do not think that maintaining cable as a controlled and consolidated entity truly allows TWC to have its “own financial house.” It is our view that providers of capital, acquisition candidates and most importantly, investors would agree with our view. Deconsolidating TWC will also clarify the low level of leverage on the remaining assets relative to the cash flow once the more capital intensive TWC is separated.

Creating more investor choice and enhancing valuation

While the creation of a public stub might help place a public market valuation on TWC, a stub equity would continue to obfuscate the value of the total company and would not serve to narrow the valuation discount.  In our view, the current plan to effect an IPO of one of the premier cable MSO’s by distributing just 16% of the shares into the hands of distressed creditors in the Adelphia bankruptcy proceeding is not the proper public market debut for a high-profile company like Time Warner Cable.  Eventually, cable investors may move into TWC, but will penalize the company for TWX’s control and small public float.

In order for TWC to approach its intrinsic value, TWC must cease to be a controlled and consolidated subsidiary.  A potential investor in TWX stock must still accept a significant exposure to cable, almost by definition necessitating a discount to its peers.  By separating cable entirely, a stronger investor base is created for each entity.  Currently, Comcast is the only pure-play cable company (with meaningful equity value) and we believe there is significant demand for an additional cable pure play.  Time Warner should give investors the choice of owning, TWC, TWX or some ratio of both.  As for the remaining TWX assets, there are no other large capitalization content companies that would offer investors similar growth and cash flow characteristics.  The confluence of online and traditional media has highlighted the value of content to the marketplace and TWX is the best positioned large media company to exploit this opportunity.

Lost synergies

It is not clear that TWC and TWX have benefited from any synergy.  Based on conversations with industry participants, it is our understanding that all agreements between TWC and TWX are on an arms-length basis, making it equally and sometimes more difficult to transact business internally versus externally.  We also do not believe there is any significant physical or business process integration between TWC and TWX, thus making the separation entirely feasible.  One argument for keeping cable and content together is that TWX has a greater ability to launch new cable networks by having captive distribution.  We reject this notion because: (i) TWX has not successfully launched any meaningful new cable properties in the last 2 years (one example, CNNfn was shut down because of poor ratings); (ii) ultimately, the “cost” of distributing a fledging network must be borne by either the Networks division or the Cable division, resulting in a zero sum for the combined entity; and (iii)  separating cable does not prohibit entry into a two-way strategic partnership between TWC and TWX to promote content.  Furthermore, TWX’s cable networks are largely mature with assets like HBO, Cinemax, CNN and TNT/TBS which have little need for captive distribution to drive growth.  In fact, the high quality of TWX’s cable networks provides significant leverage over distributors when licenses are due for renewal.  Content-focused companies such as Viacom (Showtime, MTV, Nickelodeon, VH1, Comedy Central), Disney (Disney, ESPN, ABC family) and Scripps (HGTV, Food Network, DIY) have not had difficulty building valuable networks without captive distribution. With the plethora of existing cable networks, we find it unlikely that TWX will be able to drive meaningful incremental growth through the development of new networks rather than building on the strength of its existing portfolio.

Acquisition currency

The complete separation would also provide a valuable acquisition currency for each entity; TWC will have cable-related currency to make cable acquisitions.  It is unlikely that cable investors would be interested in a cable stock controlled by a large content-focused conglomerate.  With little growth coming in the form of increased penetration of cable, continued consolidation is a very important growth mechanism for TWC.  However, increasing the concentration of cable investments may not be ideal for TWX’s stock price and might only serve to increase the valuation discount.  Content-focused acquisitions may also be important for TWX’s growth, but the company would not want to use its equity as currency because of its low valuation. Until the discount is eliminated in the equity, TWX will be challenged to compete for acquisitions and should use its free cash flow to buy back stock.  We view management’s decision to repurchase $5 billion of TWX stock as an acknowledgement that share repurchases present a better investment opportunity for TWX than free market acquisitions or any other transaction.

Valuation

Using market comparable multiples for the remaining assets within TWX and pro-forma for a $20 billion stock repurchase, we believe that the value of TWX shares would be in the $26-$28 range.  After backing out Time Warner cable at $3,631 per subscriber, we estimate that TWX’s remaining assets (Filmed Entertainment, Publishing, Networks and AOL) are being valued at 15.7x Free Cash Flow per share, 7.6x 2006E EBITDA with only 1.2x Debt/EBITDA.  This is a significant discount to its content media peers such as Viacom, Disney, E.W. Scripps and Discovery.

Media Comparables

	EV to EBITDA				Price to FCF
	2005E		2006E		2005E		2006E
Diversified media
Disney	9.9	x	8.7	x	21.7	x	17.6	x
News Corp.	8.3	x	7.4	x	15.0	x	13.0	x
Viacom	10.9	x	9.9	x	19.2	x	18.1	x

Publishing
John Wiley	14.4	x	13.4	x	20.6	x	19.1	x
McGraw Hill	12.0	x	10.9	x	25.2	x	20.1	x

Other content
Discovery	11.5	x	10.0	x	32.3	x	24.3	x
EW Scripps	13.3	x	11.2	x	28.4	x	24.4	x
Pixar	25.3	x	18.2	x	N/M		46.7	x
Univision	13.4	x	11.9	x	25.2	x	21.3	x

Median	12.0	x	10.9	x	23.5	x	20.1	x

TWX ex-cable	8.4	x	7.6	x	14.3	x	15.7	x

Time Warner’s collection of well run and highly profitable media assets is equal to or better than those of its peers.  Brands such as Warner Brothers, HBO, Cinemax, People and Sports Illustrated are all household names and highly valuable franchises.  Based on this, we feel there is no reason that TWX should trade at a discount and we would argue that a premium multiple is justified.  Unlike some of its peers, TWX does not have exposure to slow growth or declining media businesses that currently detract from value, such as radio, broadcast television networks, owned television stations or music.

From an investor’s standpoint, content assets are attractive due to their low capital intensity and resultant high cash flow generation.  This allows the assets to easily support more leveraged capital structures.  Pro-forma for the separation of cable, TWX will have less than 1.2x Net Debt/2006E EBITDA, which will be almost entirely paid off in less than 2 years.  We are recommending that TWX management leverage the assets at 4.0x net debt/EBITDA and use the >$20 billion of proceeds to buy back TWX’s stock.  TWX should be able to easily support this level of leverage due to its less cyclical, non-advertising intensive revenue stream.  If TWX uses its after-tax free cash flow to pay down debt, we would expect leverage to be less than 2x in 3 years.  The additional debt will increase Free Cash Flow per share growth due to the lower base of shares outstanding and the low fixed cost of the debt.  More importantly, by repurchasing its own stock at a discount to the inherent value of the assets and at a discount to market multiples, TWX would capture the value of that discount for the benefit of its shareholders.  Due to their maturity and high cash flow and earnings generation, we feel it is more appropriate to value the content businesses on Price/Free Cash Flow multiple.  We estimate the content businesses would trade around 20x 2006E Free Cash Flow, which equates to approximately 12x EBITDA.

PF Net Income Calculation

	2006E		Notes
TWX PF EBITDA	7,419		<= Ex-cable
less: D&A	(1,586)
less: interest	(1,781)		<= pro-forma 4.0x leverage
EBT	4,053
less: taxes @ 35.0%	(1,419)
PF Net Income	2,634

	2006E		Notes
TWX PF Net Income	2,634		<= Ex-cable, PF for 4.0x leverage and buyback
plus: D&A	1,586
less: Capex	(1,150)
Free Cash Flow	3,070
multiple	20.0	x
Value	$61,399
Cable value	27,454
Inv/Hidden Assets/Taxes	6,000
Total value	94,853
PF shares	3,443
Calculated est. share price	27.55

note: cash payments for securities litigation not included due to inability to estimate tax effects and insurance recoveries.  Cash build from operations prior to Adelphia closing likely to be in excess of these expenses. Inv/Hidden Assets/Taxes include: NOL’s, CourtTV, Time Warner Telecom, Atlanta Braves, WB Network

Improved value proposition

We believe the separation of TWX and TWC will improve the value proposition to investors for each entity and create a stronger investor base for the following reasons:

•                  TWX will be a more focused, content and networks company with the #1 film studio and the most valuable collection of cable networks.  Additionally, it will be the only major media company with a significant online presence with which to leverage its existing content base. We feel this form of global distribution platform could prove much more valuable than a domestic physical cable infrastructure from a strategic point of view.  Due to the capital intensity of the cable assets, the free cash flow multiple for the consolidated entity looks to be on par or higher than other media companies, when in reality, the content assets pro-forma for the separation of cable are trading at a significant discount.  This discount is not likely to be eliminated as long as TWC is a consolidated subsidiary.  Recent analyst reports indicate that TWX has the lowest free cash flow conversion rate of any large media conglomerate.  This relative underperformance can be linked almost entirely to TWC due to its greater need for capital investment.

Cash Flow Conversion

EBITDA
Conversion
Company	Rate - LTM
News Corp	59.0%
Clear Channel	58.0%
Viacom	46.0%
Disney	36.0%
Time Warner	35.0%

TWX ex-Cable	46.9%

source: Bernstein Research, Icahn Group estimate

•                  TWC will be the 2nd largest cable system operator with an enterprise value in excess of $48bn with a separate cable currency.  As a separate company without a controlling shareholder, the company will have the flexibility to capitalize itself appropriately for the previously discussed important strategic decisions that will have to be made in the next few years.  Additionally, the company should experience above market growth in revenues and margins as the Adelphia assets are integrated and ultimately deliver performance on par with TWC’s existing subscribers.  Also, with separate currency, TWC will be in position, to the extent appropriate, to further participate in industry consolidation.

Opportunity to make most attractive acquisition: TWX stock

We believe that Time Warner’s most attractive acquisition opportunity right now is its own stock.  The IRR generated by purchasing TWX stock at what we believe to be a >40% discount to its inherent value is superior to any other investment opportunity the company has today.  The typical cash flow yield for acquisitions in the content/media space is in the sub 3% range, while the implied after-tax Free Cash Flow Yield on TWX stock is well in excess of this.  Using low cost debt financing to repurchase TWX’s undervalued stock will reduce the share base and leverage Free Cash Flow per Share growth.  With the steady growth profile of TWX’s remaining asset base, this action should garner a premium multiple.

Summary

There is no shortage of opinions in the market on what the future direction of TWX should be and the exact form of that strategy is open for debate.  Clearly, investors will have differing views on other options to enhance value with regard to assets such as AOL and Publishing.  However, there is consensus on the following: (i) that TWX stock is undervalued; (ii) the conglomerate structure prohibits management from deploying capital efficiently; and (iii) the investment story is overcomplicated.  This group feels very strongly that immediate action should be taken to enhance shareholder value and return capital to the owners of the company.  The plan laid out here is our best assessment of how this goal can be achieved most efficiently and we welcome input from other shareholders on other ways of improving TWX’s poor share price performance.

EXHIBIT 1

POTENTIAL PARTICIPANTS

The potential participants in the potential solicitation of proxies (the “Participants”) may include the following: Icahn Partners LP (“Icahn Partners”), Icahn Partners Master Fund LP (“Icahn Master”), Mr. Carl C. Icahn, Mr. Vincent J. Intrieri, Mr. Keith A. Meister, Mr. Nick Graziano, Franklin Mutual Advisers, LLC (“FMA”), Mr. Michael Embler, Ms. Mandana Hormozi, Mr. Peter Langerman, JANA Partners LLC (“JANA Partners”), JANA Master Fund, Ltd. (“JANA Master”), Mr. Barry Rosenstein, S.A.C. Capital Advisors, LLC (“SAC Advisors”), S.A.C. Capital Associates, LLC (“SAC Associates”), Mr. Steven A. Cohen, Mr. David L. Older and Mr. Drew E. Gillanders.

Icahn Partners and Icahn Master (collectively, the “Icahn Parties”) are entities controlled by Carl C. Icahn. Keith A. Meister, Nick Graziano and Vincent J. Intrieri are employees of the Icahn Parties who may also participate in soliciting proxies from Time Warner stockholders. Messrs. Meister, Graziano and Intrieri do not own beneficially any interest in securities of Time Warner, and will not receive any special compensation in connection with such solicitation.

Franklin Mutual Advisers, LLC (“FMA”) is an investment adviser to a number of investment companies which beneficially own common stock of Time Warner. Mr. Embler, Mr. Langerman and Ms. Hormozi are employees and/or officers of FMA who may also participate in soliciting proxies from Time Warner stockholders.  Messrs. Embler and Langerman and Ms. Hormozi do not own beneficially any interest in securities of Time Warner, and will not receive any special compensation in connection with such solicitation.

JANA Partners and JANA Master (collectively, the “JANA Parties”) are entities controlled by Mr. Rosenstein and Gary Claar. Mr. Rosenstein may participate in soliciting proxies from Time Warner stockholders.

SAC Advisors is controlled by Mr. Cohen.  Pursuant to an investment agreement, SAC Advisors has investment and voting power with respect to the securities held by SAC Associates (together with SAC Advisors, the “SAC Parties”). Mr. Older is an employee of CR Intrinsic Investors, LLC, an affiliate of SAC Advisors, and Mr. Gillanders is an employee of SAC Advisors.  Each of Messrs. Cohen, Older and Gillanders may participate in soliciting proxies from Time Warner stockholders. Messrs. Older and Gillanders do not own beneficially any interest in securities of Time Warner, and will not receive any special compensation in connection with such solicitation.

The Icahn Parties

Icahn Partners is a Delaware limited partnership principally engaged in the business of investing in securities. Icahn Onshore LP (“Icahn Onshore”) is a Delaware limited partnership primarily engaged in the business of acting as the general partner of Icahn Partners. CCI Onshore Corp. (“CCI Onshore”) is a Delaware corporation primarily engaged in the business of acting as the general partner of Icahn Onshore. CCI Onshore is wholly owned by Mr. Icahn.

Icahn Master is a Cayman Islands exempted limited partnership principally engaged in the business of investing in securities. Icahn Offshore LP (“Icahn Offshore”) is a Delaware limited partnership primarily engaged in the business of acting as the general partner of Icahn Master. CCI Offshore Corp. (“CCI Offshore”) is a Delaware corporation primarily engaged in the business of acting as the general partner of Icahn Offshore. CCI Offshore is wholly owned by Mr. Icahn.

Carl C. Icahn, through his ownership of CCI Onshore and CCI Offshore, indirectly controls the Icahn Parties. Vincent J. Intrieri, Nick Graziano and Keith A. Meister are employees and/or officers or directors of the Icahn Parties and various other entities controlled by Mr. Icahn.

Mr. Icahn, through his control of the Icahn Parties, may be deemed to be the indirect beneficial owner of 33,424,900 shares (including shares underlying call options) of common stock (“Common Stock”) of Time Warner, which represents approximately 0.73% of outstanding shares of Common Stock as of the date hereof.

Icahn Master is the direct beneficial owner of 16,748,096 shares (including shares underlying call options) of the Common Stock and Icahn Partners is the direct beneficial owner of 16,676,804 shares (including shares underlying call options) of the Common Stock. Icahn Offshore, as the general partner of Icahn Master, and CCI Offshore, as the general partner of Icahn Offshore, may each be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by Icahn Master. Icahn Onshore, as the general partner of Icahn Partners, and CCI Onshore, as the general partner of Icahn Onshore, may each be deemed to be the indirect beneficial owner of the shares of

Common Stock directly owned by Icahn Partners. Carl C. Icahn, as the sole stockholder of each of CCI Offshore and CCI Onshore, may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by Icahn Master and Icahn Partners.

The Franklin Parties

FMA is a Delaware limited liability company registered as an investment advisor with the U.S. Securities and Exchange Commission. Pursuant to advisory contracts with each of its investment company clients, FMA has sole investment and voting discretion over the shares of the Common Stock of Time Warner beneficially owned by its advisory funds. FMA is a subsidiary of Franklin Resources, Inc., a publicly-listed global investment organization operating as Franklin Templeton Investments.

Michael Embler is Chief Investment Officer and Senior Vice President of FMA.  Mandana Hormozi is a research analyst for FMA.  Peter Langerman is president and CEO of FMA and chairman of Franklin Mutual Series Funds Inc., whose funds comprise the majority of assets managed by FMA.

FMA, through its control of the shares owned by its advisory funds, may be deemed to be the beneficial owner of 27,958,100 shares (including shares underlying call options) of Time Warner, which represents approximately 0.61% of outstanding shares of Common Stock as of the date hereof.

The JANA Parties

JANA Partners is a Delaware limited liability company principally engaged in the business of making investments.  JANA Master is a Cayman Islands exempted company principally engaged in the business of making investments.  JANA Partners serves as the investment manager to JANA Master and a separate managed account.  Barry Rosenstein is the founder and managing partner of JANA Partners.

JANA Master is the direct beneficial owner of 28,450,012 shares (including shares underlying call options) of Common Stock, which represents approximately 0.62% of outstanding shares of Common Stock as of the date hereof. In addition, a separate account managed by JANA Partners is the direct beneficial owner of 1,553,188 shares (including shares underlying call options) of Common Stock, which represents approximately 0.034% of outstanding shares of Common Stock as of the date hereof.  As the investment manager of JANA Master and the managed account, JANA Partners may be deemed to be an indirect beneficial owner of the 30,003,200 shares of Common Stock directly beneficially owned by JANA Master and the managed account. As the managing partner of JANA Partners, Mr. Rosenstein may be deemed to be an indirect beneficial owner of such shares.

The SAC Parties

SAC Advisors is a Delaware limited liability company principally engaged in the business of serving as investment manager to private investment funds, including SAC Associates. SAC Associates is a private investment fund that is an Anguillan limited liability company.  Steven A. Cohen is a principal of SAC Advisors.  David L. Older is an employee of CR Intrinsic Investors, LLC, an affiliate of SAC Advisors, and Drew E. Gillanders is an employee of SAC Advisors.

SAC Associates is the direct beneficial owner of 29,000,000 shares (including shares underlying call options) of Common Stock, which represents approximately 0.63% of outstanding shares of Common Stock as of the date hereof. SAC Advisors, as investment manager to SAC Associates, may be deemed to be the indirect beneficial owner of such shares. Mr. Cohen, through his control of SAC Advisors, may also be deemed to be an indirect beneficial owner of such shares.

In addition, the Icahn Parties, FMA, the JANA Parties, the SAC Parties and certain of their respective affiliates may each be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), which group beneficially owns 120,386,200 shares (including shares underlying call options) of Common Stock, representing approximately 2.6% of outstanding shares of Common Stock as of the date hereof. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any shares of Common Stock beneficially owned by any of the other parties, except as otherwise disclosed herein.